April 3, 2012

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	DPL Inc. File No. 1-9052 The Dayton Power and Light Company File No. 1-2385 Amendment No. 2 to Form 8-K Filed March 29, 2012

Dear Mr. Thompson:

Set forth below, please find responses to your letter dated March 30, 2012, with respect to the above-captioned filings (collectively, “Amendment No. 2”) of DPL Inc. (“DPL”) and The Dayton Power and Light Company (“DP&L” and, together with DPL, the “Registrants”), which amended Form 8-Ks filed by the Registrants on December 2, 2011 (collectively, the “Original Form 8-K”).  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your letter.  The comments in your letter appear in italics and our responses follow immediately thereafter.

1.              Please revise your disclosure in the fifth paragraph to state whether the principal accountant’s report on the financial statements of DPL and DP&L for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

DPL Inc.  1065 Woodman Drive  Dayton, OH  45432

U.S. Securities and Exchange Commission

April 3, 2012

Registrants’ Response to Comment 1:

Based on discussions with staff, the Registrants on April 3, 2012, filed an Amendment No. 3 to the Original Form 8-K, which amended and restated Amendment No. 2 with disclosure clarifying that the principal accountant’s report on the financial statements of the Registrants for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

2.              Please file updated letters from KPMG, LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Registrants’ Response to Comment 2:

Amendment No. 3 to the Original Form 8-K filed by the Registrants on April 3, 2012, contained updated letters from KPMG, LLP as Exhibits 16.5 and 16.6, in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

In connection with the Registrants’ response to the comments in your letter, the Registrants acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your and the staff’s efforts to assist us in complying with our disclosure requirements and enhancing our overall disclosure.  Please contact Arthur G. Meyer, DPL’s Senior Vice President and General Counsel, at (937) 259-7208 if you have any questions or requests for additional information in connection with our responses.

Respectfully submitted,

/s/ Joseph Mulpas
Joseph Mulpas Vice President, Controller, Chief Accounting Officer and Interim Chief Financial Officer DPL Inc. The Dayton Power and Light Company